UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42648

K WAVE MEDIA LTD.

(Translation of registrant’s name into English)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Strategic Partnership with Galaxy Digital

On July 21, 2025, K Wave Media Ltd. issued a press release announcing a strategic partnership with Galaxy Digital (Nasdaq: GLXY).

A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Forward Looking Statements

This Form 6-K Report includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibits

Exhibit No.	Description
99.1	Press Release dated July 21, 2025

Signature

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

K WAVE MEDIA LTD.

Date: July 21, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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